Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-264278-01

January 4, 2023

Public Service Company of New Hampshire

doing business as Eversource Energy

Pricing Term Sheet
Issuer:	Public Service Company of New Hampshire doing business as Eversource Energy
Security:	$300,000,000 5.15% First Mortgage Bonds, Series W, due 2053
Principal Amount:	$300,000,000
Maturity Date:	January 15, 2053
Coupon:	5.15%
Benchmark Treasury:	3.000% due August 15, 2052
Benchmark Treasury Price / Yield:	84-26+ / 3.865%
Spread to Benchmark Treasury:	133 basis points
Re-Offer Yield:	5.195%
Price to Public:	99.319% of the principal amount
Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15, commencing on July 15, 2023
Optional Redemption Provisions:	Make-whole call at any time prior to July 15, 2052 (6 months prior to the Maturity Date) at a discount rate of Treasury plus 20 basis points and on or after such date at par
Trade Date:	January 4, 2023
Settlement Date*:	January 11, 2023 (T+5)
CUSIP / ISIN:	744482 BP4 / US744482BP42
Ratings**:	A1 (Moody’s); A+ (S&P); A+ (Fitch)
Joint Book-Running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC PNC Capital Markets LLC RBC Capital Markets, LLC
Co-Manager:	Siebert Williams Shank & Co., LLC

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series W Bonds in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the Series W Bonds initially will settle T+5 (on January 11, 2023) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of bonds who wish to trade bonds prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847; Goldman Sachs & Co. LLC toll-free at (866) 471-2526; PNC Capital Markets LLC toll-free at (855) 881-0697; or RBC Capital Markets, LLC toll-free at (866) 375-6829.